Exhibit 2

11 October 2022

The Bank of New York Mellon Trust Company, N.A.

Trustee for Pacific Coast Oil Trust

601 Travis, Floor 16

Houston, Texas 77002

Attn: Ms. Sarah Newell

Vice President

Dear Ms. Newell,

Shipyard Capital and Eriksen Capital write as owners of—collectively—11.4% of Pacific Coast Oil Trust. Our $10M market capitalization Trust is currently generating $20M per year in net profit—with another $20M accrued unpaid distributions—yet unitholders have not received distributions since July 2019. Because Bank of New York Mellon refuses to join a class action lawsuit against the Trust’s operator, that operator (PCEC) continues to use inflated environmental liabilities as a pretext for withholding 100% of Trust distributions.

A class action against PCEC is currently stymied by lack of standing, the Trust agreement having been written to bar unitholders from suing the operator either directly or derivatively. Bank of New York Mellon—as Trustee—has standing to bring suit against PCEC, and we believe you have seen enough to know that you have the obligation to do so. Through SEC filings, through discovery made public in the class action, through state court orders and dicta, and from a whistleblower suit brought by PCEC’s own former CEO, Bank of New York Mellon has been made aware of the following facts and claims:

●	That PCEC was acquired by a group including Alshair Fiyaz and Scott Wood, the former having been investigated by UK authorities in relation to insider trading allegations[i], the latter having been accused of misappropriating $5M from a different business venture in order to fund his polo teamii;

●	That the Trust’s own auditor (PwC) resigned because of Mr. Wood’s involvement with a prior corporate bankruptcy (in which Mr. Wood was accused of misappropriation) and because “information had come to PwC’s attention that causes PwC to be unwilling to be associated with the Trust’s financial statements in the future”iii;

●	That PCEC’s former CEO (Mr. Wood) alleged the existence of a scheme to appropriate Trust assets via inflated environmental liabilitiesiv;

●	That discovery in the class action produced an alleged “second set of books” showing much smaller environmental liabilities than what was represented in the Trust’s SEC filings[v];

●	That PCEC’s own expert witnesses admitted under deposition that PCEC’s accounting for environmental liabilities does not accord with GAAPvi;

●	That Martindale (a consultant engaged by Bank of New York Mellon) described PCEC’s accounting as “inequitable”vii;

●	That a California judge granted a Temporary Restraining Order (TRO) enjoining liquidation of the Trust pending completion of the class action (the granting of a TRO is significant, because it reflects “the likelihood that the moving party will ultimately prevail on the merits”)viii; and

●	That the same judge spoke persuasively in defense of unitholdersix:

PCEC: “The ARO is the only expense expressly listed as PCEC having the contractual duty to withhold from the distribution.”

Judge Kuhl: “It doesn’t say you can do it all in one year.”

PCEC: “It does say it can be—”

Judge Kuhl: “It does not say that.”

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Judge Kuhl: “You could have negotiated a different contract term too, but, instead, you chose vis-à-vis the Trust, to negotiate a contract that said that you were going to give away a stream of royalties, and what you were going to have left at the end was the value of the property. So whether you did a good job in managing the properties or not, such that you have equity in the properties when you get them back, it doesn’t have anything to do with the calculation of the royalties.”

In other words, we believe a judge has already said that the Trust has a winnable claim against PCEC. Yet, bizarrely, Bank of New York Mellon continues to take no action toward prosecuting that claim. Nor has Bank of New York Mellon caused the Trust to obtain an audit, to obtain a reserve report, to file 10-Ks and 10-Qs, or to make quarterly revaluations of the ARO liability as required by GAAP. Other than cashing our Trust’s checks, our Trustee is nowhere to be found.

If Bank of New York Mellon does not announce action against PCEC by end of day 17 October 2022, we intend to requisition a meeting of unitholders in order to remove you as Trustee.

Sincerely,

Carson Mitchell

Managing Member

Shipyard Capital Management LLC

carson@shipyardcapital.com

Tim Eriksen

Managing Member

Cedar Creek Partners LLC

tim@eriksencapital.com

i https://www.ft.com/content/a73e84bc-8d33-11e9-a24d-b42f641eca37

ii https://document.epiq11.com/document/getdocumentbycode/?docId=3140687&projectCode=ERG&source=DM

iii https://sec.report/Document/0001104659-19-053711/

iv https://www.courtlistener.com/docket/18700439/scott-wood-v-newbridge-resources-group-llc/

v Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit 16 to Declaration of Robert Foss in support of defendant Pacific Coast Energy Company LP’s opposition, uploaded to docket on www.lacourt.org on 30 August 2021

vi Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit C to Declaration of Jing-Li Yu in support of motion for leave to amend complaint, uploaded to docket on www.lacourt.org on 28 January 2022

vii Ibid.

viii Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Ruling on Evergreen Capital Management LLC’s ex parte application for temporary restraining order, uploaded to docket on www.lacourt.org on 16 December 2021

ix Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit 8 to Declaration of Sashe D. Dimitroff in support of Pacific Coast Energy Company LP’s opposition, uploaded to docket on www.lacourt.org on 13 December 2021